April 17, 2008

Mr. Mark Webb
Branch Chief, Financial Services Group
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	World Acceptance Corporation (as used herein, the “Company” or “we,” “us,” “our,” or similar formulations, as applicable)
File No. 0-19599

Dear Mr. Webb:

We are writing in response to your letter dated April 7, 2008 to us with respect to the Staff’s review of our annual report on Form 10-K for the fiscal year ended March 31, 2007 (the “2007 Form 10-K”).

For your convenience and reference, we have repeated the Staff’s comment below (using the same paragraph numbering used in your letter) and included in our response below the corresponding comment.

1. We note your response and restate the comment. You must amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K. If this is the only change made in your amendment, you may omit the body of the document from your amendment and file a signature page amendment only.

We have filed the requested amendment.

In accordance with the Staff’s comments in your original comment letter dated March 18, 2008 on our 2007 Form 10-K, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this addresses your comments. Please let us know if you would like to discuss any of these matters further.

Sincerely,

/s/ A. Alexander McLean III
A. Alexander McLean III
Chief Executive Officer
World Acceptance Corporation
Date: April 17, 2008